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EXHIBIT 99.1

Report to Shareholders for the fourth quarter ended December 31, 2014

FOURTH QUARTER 2014

Report to shareholders for the period ended December 31, 2014

Suncor Energy reports fourth quarter results

All financial figures are unaudited and presented in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section in this Report to Shareholders (this document). See also the Advisories section of this document. References to Oil Sands operations production and cash operating costs exclude Suncor's interest in Syncrude's operations.

"Suncor has built a strong balance sheet in preparation for a lower crude price environment," said Steve Williams, president and chief executive officer. "Our focus on capital discipline has been integral to our financial strength. Most recently, we finished the year $300 million below our revised 2014 capital guidance of $6.8 billion, and we followed that up with an announcement to reduce our 2015 capital program by $1 billion in response to lower crude oil pricing. We have demonstrated our ability to spend within our means and plan on doing so through this downturn."

•
Operating earnings(1) of $386 million ($0.27 per common share) and net earnings of $84 million ($0.06 per common share).

•
Cash flow from operations(1) of $1.492 billion ($1.03 per common share).

•
Continued focus on operational discipline and cost management enabled Oil Sands operations to decrease its cash operating costs per barrel(1) to $34.45 for the quarter as compared to $36.85 in the prior year quarter.

•
Record Firebag production during the fourth quarter, with production levels above nameplate capacity of 180,000 barrels per day (bbls/d).

•
Achieved first oil at the Golden Eagle project in the U.K. North Sea, which is anticipated to ramp up to its peak production rate of approximately 18,000 barrels of oil equivalent per day (boe/d) (net) during 2015.

•
Outlook for 2015 capital expenditures reduced by $1 billion to $6.2 to $6.8 billion, in addition to operating cost reduction targets in response to a lower crude price environment.

•
Successful issuance of $750 million of U.S. dollar debt and $750 million of Canadian dollar debt, further improving the company's liquidity and better positioning Suncor during the price downturn.

(1)
Non-GAAP financial measures. See page 5 for a reconciliation of net earnings to operating earnings. ROCE excludes capitalized costs related to major projects in progress. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
ROCE, excluding the impacts of impairments of $1.238 billion in the second quarter of 2014, would have been 13.1%, 12.4% and 11.5% for the second, third and fourth quarters of 2014, respectively.

Financial Results

Suncor Energy Inc. recorded fourth quarter 2014 operating earnings of $386 million ($0.27 per common share) and cash flow from operations of $1.492 billion ($1.03 per common share), compared to $973 million ($0.66 per common share) and $2.350 billion ($1.58 per common share), respectively, in the prior year quarter, reflecting a significantly lower crude price environment. Highlights of the fourth quarter included record Firebag production and high refinery utilization at Refining and Marketing despite planned maintenance. The decrease in operating earnings and cash flow from operations from the prior year quarter was driven by significantly lower upstream benchmark prices and a less favourable downstream business environment, partially offset by favourable foreign exchange rates. The decrease was also due to lower production volumes at Oil Sands Base operations, partially offset by higher Oil Sands In Situ production, higher production in Exploration and Production, due in part to the temporary ramp up of production in Libya, which has since been substantially shut in by the end of the fourth quarter and a recovery in share-based compensation expense.

For the twelve months ended December 31, 2014, free cash flow(1) decreased to $2.097 billion, compared to $2.635 billion for the twelve months ended December 31, 2013.

Net earnings were $84 million ($0.06 per common share) for the fourth quarter of 2014, compared with net earnings of $443 million ($0.30 per common share) for the prior year quarter. Net earnings for the fourth quarter of 2014 were impacted by the same factors that influenced operating earnings described above and also included the impact of an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $302 million, compared to an after-tax foreign exchange loss of $259 million in the prior year quarter. In comparison, net earnings for the fourth quarter of 2013 included after-tax impairment charges, net of related provisions, of $340 million against assets in Exploration and Production and an after-tax recovery of $69 million related to the decision to not proceed with the Voyageur upgrader project.

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

Operating Results

Suncor's total upstream production was 557,600 boe/d in the fourth quarter of 2014, consistent with 558,100 boe/d in the prior year quarter, as increased maintenance in Oil Sands operations was offset by higher production in Exploration and Production.

Oil Sands operations production was 384,200 bbls/d in the fourth quarter of 2014, a decrease from 409,600 bbls/d in the prior year quarter, primarily due to unplanned maintenance at Upgrader 2, partially offset by record production of 182,200 bbls/d at Firebag.

Cash operating costs per barrel for Oil Sands operations decreased in the fourth quarter of 2014 to an average of $34.45/bbl, compared to $36.85/bbl in the prior year quarter due to lower cash operating costs in mining operations and maintenance activities, partially offset by higher natural gas input costs relative to the prior year quarter.

"Our continued dedication to cost management is delivering results. We reduced cash operating costs per barrel to $34.45 in the fourth quarter of 2014 despite higher natural gas input costs," said Williams. "We will continue to execute on our cost management strategies and, as reflected in our 2015 guidance, anticipate a further reduction of Oil Sands cash operating costs per barrel."

Suncor's share of Syncrude production decreased to 35,100 bbls/d in the fourth quarter of 2014 from 36,900 bbls/d in the prior year quarter, primarily due to unplanned maintenance.

Production volumes in Exploration and Production increased to 138,300 boe/d in the fourth quarter of 2014, compared to 111,600 boe/d in the prior year quarter, primarily due to temporary production from Libya and higher production at Terra Nova as a result of a ten-week off-station maintenance program in the fourth quarter of 2013. Production in Libya temporarily ramped up in the fourth quarter; however, further political unrest in December resulted in the Libya National Oil Company declaring force majeure on oil exports from two terminals, resulting in the company having to substantially shut in its operations by the end of the fourth quarter. The timing of a return to normal production levels remains uncertain.

During the fourth quarter of 2014, Refining and Marketing completed planned maintenance at the Montreal, Sarnia and Edmonton refineries. Average refinery utilization remained strong at 95%, despite this maintenance in the fourth quarter, compared to 91% in the prior year quarter. Modifications to the hydrocracking unit at the Montreal refinery were also completed in the quarter, which is expected to improve overall refinery yields.

2   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Strategy Update

The current lower crude pricing environment has underscored the importance of our focus on capital discipline, operational excellence and long-term profitable growth. The company has reduced its 2015 guidance by $1 billion in its capital spending program to $6.2 to $6.8 billion, as well as implemented plans to reduce operating expenses by $600 million to $800 million over two years. As a result, Suncor will defer some projects that have not been sanctioned, without impacting projects critical to the company's continued safety, reliability and environmental performance. Suncor's strong balance sheet has positioned the company to move forward on both the Fort Hills and Hebron projects as planned, allowing the company to take advantage of the current economic environment. These projects are expected to produce first oil in 2017.

"Our commitment to capital discipline has put us in a better position to weather the price downturn," said Williams. "These efforts will also allow us to continue to advance long-life growth projects such as Fort Hills and Hebron."

In the fourth quarter of 2014, Suncor continued to deliver value to shareholders through $405 million in dividends ($0.28 per common share) and $493 million in share repurchases. Further repurchases have been suspended in response to the lower crude price environment.

Investing in Integration and Market Access

Suncor continued to focus on market access to optimize the company's value chain and increase the company's flexibility to take advantage of fluctuating market prices. Investments made during the quarter included increasing storage capacity near the U.S. Gulf Coast. During the fourth quarter, the company completed its first marine shipment of crude oil to the U.S. Gulf Coast and continued to transport inland crudes by rail to the Montreal refinery.

The company's integrated model and strong market access position resulted in Suncor capturing global-based pricing on volumes equivalent to 98% of its upstream production in the fourth quarter of 2014.

Oil Sands Operations

In the fourth quarter of 2014, Suncor completed planned coker maintenance at Upgrader 1 and further well pad development associated with the MacKay River facility debottleneck project as it continues to ramp up. A sanction decision on the MacKay River expansion project has been deferred as a result of the current lower crude price environment.

The 2015 capital budget in Oil Sands operations will be directed to projects focused on safety, environmental and reliability performance. The projects include reliability initiatives that improve the efficiencies of existing operations, in addition to planned maintenance and well pad start-up.

Oil Sands Ventures

Suncor has allocated approximately $1.6 billion of its revised 2015 capital budget to the Fort Hills mining project. Project activities in 2015 are expected to focus on completion of detailed engineering and continued ramp up of procurement and construction across all areas.

All critical milestones set for 2014 have been achieved on the Fort Hills mining project. In the fourth quarter of 2014, project activities remained focused on detailed engineering, procurement and field construction activities. The majority of long-lead procurement orders have been placed and fabrication is progressing as planned with components starting to be delivered to site. Detailed engineering activities were approximately 65% complete by the end of the fourth quarter. The project is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor's operations, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity being reached within twelve months thereafter.

Exploration and Production

Suncor has allocated nearly half of its 2015 growth capital budget towards advancing projects within Exploration and Production. The growth capital is concentrated on the Hebron, Golden Eagle and East Coast Canada extension projects. The company will continue to evaluate exploration opportunities in East Coast Canada, Norway and the U.K. as part of its long-term growth strategy.

The Golden Eagle project achieved first oil in late October ahead of schedule and is anticipated to ramp up to its peak production rate of approximately 18,000 boe/d (net) during 2015 as development drilling activities continue. The Hebron project remains on target for first oil in 2017 with the continuation of construction of the gravity-based structure and topsides in the fourth quarter of 2014 and into 2015.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    3

The company has multiple field extension projects underway which leverage existing facilities and infrastructure. The Hibernia South Extension Unit (HSEU) project commenced water injection in the fourth quarter of 2014 with production expected to ramp up in the last half of 2015. Following the completion of subsea facilities for the South White Rose Extension (SWRX) project, drilling is expected to continue in 2015 with first oil anticipated in the second quarter of 2015. The HSEU and SWRX projects are expected to provide incremental production and extend the productive life of the existing fields. The co-owners of the White Rose Extension Project (WREP) have agreed to defer the project sanction decision in light of the current lower crude price environment.

During the fourth quarter, Suncor was a successful joint bidder for exploration licences off the east coast of Newfoundland. The successful bid comes with a commitment on exploration spending over the next six to nine years, with no significant spend planned in 2015.

Operating Earnings Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Net earnings	84	443	2 699	3 911

Unrealized foreign exchange loss on U.S. dollar denominated debt	302	259	722	521

Impairments(2)	—	563	1 238	563

Reserves redetermination(3)	—	—	(32)	—

Recognition of risk mitigation proceeds(4)	—	(223)	—	(223)

Gain on significant disposals(5)	—	—	(61)	(130)

Income tax charge(6)	—	—	54	—

Net impact of not proceeding with the Voyageur upgrader project(7)	—	(69)	—	58

Operating earnings(1)	386	973	4 620	4 700

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Reflects the second quarter of 2014 after-tax impairment charges of $718 million on the company's interest in the Joslyn mining project, $297 million against the company's Libyan assets, and $223 million related to certain assets in the Oil Sands segment. In the fourth quarter of 2013, the company recorded after-tax impairment charges of $563 million in the Exploration and Production segment against its assets in Syria, Libya and North America Onshore.

(3)
Reflects the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

(4)
Represents the recognition of after-tax risk mitigation proceeds of $223 million related to the company's Syrian assets.

(5)
Represents the after-tax gain on sale from the disposition of a significant portion of the company's natural gas business in Western Canada in the third quarter of 2013 and reflects the after-tax gain on sale from the disposition of the company's Wilson Creek natural gas assets in the third quarter of 2014.

(6)
Represents a current income tax and associated interest charge recorded in the third quarter of 2014 related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in the Oil Sands segment in a prior period.

(7)
Represents the cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations. In the fourth quarter of 2013, an after-tax recovery was recorded to reduce the previously estimated costs of not proceeding with the project.

Measurement Conversions

Certain natural gas volumes in this report to shareholders have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of this document.

4   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

FOURTH QUARTER DISCUSSION
February 4, 2015

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 28, 2014 (the 2013 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document, and is not incorporated into this document by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	5
2.	Fourth Quarter Highlights	7
3.	Consolidated Financial Information	8
4.	Segment Results and Analysis	13
5.	Capital Investment Update	24
6.	Financial Condition and Liquidity	26
7.	Quarterly Financial Data	28
8.	Other Items	29
9.	Non-GAAP Financial Measures Advisory	31
10.	Common Abbreviations	35
11.	Forward-Looking Information	36

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS). Effective January 1, 2013, Suncor adopted new and amended accounting standards.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings, cash flow from operations, free cash flow, return on capital employed (ROCE), Oil Sands cash operating costs and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings are defined in the Non-GAAP Financial Measures Advisory section of this document and reconciled to GAAP measures in the Consolidated Financial Information section of this document. Oil Sands cash operating costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this document and reconciled to GAAP measures in the Segment Results and Analysis section of this document. Cash flow from operations, free cash flow and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this document.

These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    5

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the volatility of commodity prices and exchange rate fluctuations; operational outages and major environmental or safety incidents; project execution; cost management; government policy, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; skills and resources shortages; change capacity; and other factors described within the Forward-Looking Information section of this document. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of Suncor's 2013 annual Management's Discussion and Analysis, dated February 24, 2014 (2013 annual MD&A) and the 2013 AIF.

This document contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this document and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. This information is provided to assist readers in understanding the company's future plans and expectations and may not be appropriate for other purposes. Refer to the Forward-Looking Information section of this document for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this document, refer to the Common Abbreviations section of this document.

6   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

2. FOURTH QUARTER HIGHLIGHTS

•
Fourth quarter financial results.

•
Net earnings for the fourth quarter of 2014 were $84 million, compared to $443 million for the prior year quarter. Net earnings for the fourth quarter of 2014 were impacted by the same factors that affected operating earnings as discussed below, in addition to an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $302 million. Net earnings for the prior year quarter were impacted by after-tax impairment charges, net of related provisions, of $340 million against assets in Exploration and Production, an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $259 million, and an after-tax recovery of $69 million related to the decision to not proceed with the Voyageur upgrader project.

•
Operating earnings(1) for the fourth quarter of 2014 were $386 million, compared to $973 million for the prior year quarter. The decrease was driven by significantly lower crude benchmark prices and a less favourable downstream business environment, partially offset by favourable foreign exchange rates. The decrease was also due to lower production volumes at Oil Sands Base operations due to unplanned maintenance, partially offset by higher Oil Sands In Situ production, higher production in Exploration and Production partly due to the temporary ramp up of production in Libya, and a recovery in share-based compensation expense.

•
Cash flow from operations(1) was $1.492 billion for the fourth quarter of 2014, compared to $2.350 billion for the fourth quarter of 2013. The decrease was largely impacted by the same factors that impacted operating earnings. Free cash flow(1) decreased to $2.097 billion for the twelve months ended December 31, 2014, compared to $2.635 billion for the twelve months ended December 31, 2013.

•
ROCE(1) (excluding major projects in progress) decreased to 8.6% for the twelve months ended December 31, 2014, compared to 11.5% for the twelve months ended December 31, 2013. ROCE for the twelve months ended December 31, 2014 was reduced by approximately 2.9% due to after-tax impairment charges of $1.238 billion recognized in the second quarter of 2014.

•
Spending reductions in response to lower crude price environment.  Suncor has reduced its 2015 budget by $1 billion in its capital spending program and plans to reduce operating expenses by $600 million to $800 million over two years. The reduction will result in the deferral of some projects that have not been sanctioned, without impacting projects critical to the company's safety, reliability and environmental performance. The company will continue to assess further reductions in spending during the downturn in crude pricing.

•
Integrated model and strong balance sheet.  The company's ability to optimize net margins across the value chain will be especially important in a challenging business environment. During the fourth quarter, the company issued $750 million of U.S. dollar debt and $750 million of Canadian dollar debt at favourable interest rates. As at the end of the quarter, Suncor held $5.5 billion in cash and cash equivalents.

•
Oil Sands operations cash operating costs(1) averaged $34.45/bbl for the quarter. The company's continued focus on cost management enabled Suncor to achieve cash operating costs per barrel of $34.45/bbl compared to $36.85/bbl in the prior year quarter.

•
Golden Eagle project first oil.  First oil was achieved at the Golden Eagle project in the fourth quarter of 2014 and is anticipated to ramp up to its peak production rate of approximately 18,000 boe/d (net) during 2015 as development drilling activities continue. This project is expected to offset the natural declines in the company's Exploration and Production assets.

•
Suncor continued to return cash to shareholders.  Suncor returned $405 million to shareholders through dividends and $493 million in share repurchases in the fourth quarter of 2014. Further repurchases have been suspended in response to the lower crude price environment.

(1)
Operating earnings, cash flow from operations, free cash flow, ROCE and Oil Sands cash operating costs are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    7

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended December 31		Twelve months ended December 31

($ millions)	2014	2013	2014	2013

Net earnings (loss)

Oil Sands	180	469	1 776	2 040

Exploration and Production	198	(101)	653	1 000

Refining and Marketing	173	458	1 692	2 022

Corporate, Energy Trading and Eliminations	(467)	(383)	(1 422)	(1 151)

Total	84	443	2 699	3 911

Operating earnings (loss)(1)

Oil Sands	180	400	2 771	2 098

Exploration and Production	198	239	857	1 210

Refining and Marketing	173	458	1 692	2 022

Corporate, Energy Trading and Eliminations	(165)	(124)	(700)	(630)

Total	386	973	4 620	4 700

Cash flow from (used in) operations(1)

Oil Sands	875	1 110	5 400	4 556

Exploration and Production	401	552	1 909	2 316

Refining and Marketing	240	534	2 178	2 618

Corporate, Energy Trading and Eliminations	(24)	154	(429)	(78)

Total	1 492	2 350	9 058	9 412

Capital and Exploration Expenditures(2)

Sustaining	823	1 000	3 014	3 725

Growth	970	675	3 516	2 655

Total	1 793	1 675	6 530	6 380

	Twelve months ended December 31
($ millions)	2014	2013

Free Cash Flow(1)	2 097	2 635

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Excludes capitalized interest.

8   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Operating Highlights

	Three months ended December 31		Twelve months ended December 31

	2014	2013	2014	2013

Production volumes by segment

Oil Sands (mbbls/d)	419.3	446.5	421.9	392.5

Exploration and Production (mboe/d)	138.3	111.6	113.0	169.9

Total	557.6	558.1	534.9	562.4

Production mix

Crude oil and liquids / natural gas (%)	99/1	99/1	99/1	94/6

Refinery utilization (%)	95	91	93	94

Refinery crude oil processed (mbbls/d)	440.8	419.0	427.5	431.3

Net Earnings

Suncor's consolidated net earnings for the fourth quarter of 2014 were $84 million, compared to $443 million for the prior year quarter. Net earnings were primarily affected by the same factors that influenced operating earnings described below. Other items affecting net earnings over these periods included:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $302 million for the fourth quarter of 2014 compared to $259 million for the fourth quarter of 2013.

•
In the fourth quarter of 2013, the company recorded after-tax impairment charges of $563 million in the Exploration and Production segment against its assets in Syria, Libya and North America Onshore. Concurrent with the impairment of its Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
In the fourth quarter of 2013, the company recorded an after-tax recovery of $69 million to reduce the previously estimated costs of not proceeding with the Voyageur upgrader project due to an acceleration of project closure activities and a redeployment of resources.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    9

Operating Earnings(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Net earnings	84	443	2 699	3 911

Unrealized foreign exchange loss on U.S. dollar denominated debt	302	259	722	521

Impairments(2)	—	563	1 238	563

Reserves redetermination(3)	—	—	(32)	—

Recognition of risk mitigation proceeds(4)	—	(223)	—	(223)

Gain on significant disposals(5)	—	—	(61)	(130)

Income tax charge(6)	—	—	54	—

Net impact of not proceeding with the Voyageur upgrader project(7)	—	(69)	—	58

Operating earnings(1)	386	973	4 620	4 700

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Reflects the second quarter of 2014 after-tax impairment charges of $718 million on the company's interest in the Joslyn mining project, $297 million against the company's Libyan assets, and $223 million related to certain assets in the Oil Sands segment. In the fourth quarter of 2013, the company recorded after-tax impairment charges of $563 million in the Exploration and Production segment against its assets in Syria, Libya and North America Onshore.

(3)
Reflects the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

(4)
Represents the recognition of after-tax risk mitigation proceeds of $223 million related to the company's Syrian assets.

(5)
Represents the after-tax gain on sale from the disposition of a significant portion of the company's natural gas business in Western Canada in the third quarter of 2013 and reflects the after-tax gain on sale from the disposition of the company's Wilson Creek natural gas assets in the third quarter of 2014.

(6)
Represents a current income tax and associated interest charge recorded in the third quarter of 2014 related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in the Oil Sands segment in a prior period.

(7)
Represents the cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations. In the fourth quarter of 2013, an after-tax recovery was recorded to reduce the previously estimated costs of not proceeding with the project.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

10   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Suncor's consolidated operating earnings for the fourth quarter of 2014 decreased to $386 million, compared to $973 million for the prior year quarter, primarily due to a significantly lower upstream pricing environment consistent with the decrease in benchmark crude prices and a less favourable downstream business environment, both of which were partially offset by the impacts of favourable exchange rates on price realizations. The decrease was also due to lower production at Oil Sands operations primarily due to unplanned maintenance in Upgrader 2, and lower sales due to an inventory build in the Oil Sands segment as production levels increased late in the quarter and in the Exploration and Production segment due to the timing of shuttle tankers. This decrease was partially offset by higher production in the Exploration and Production segment as a result of increased production in Libya as operations temporarily ramped up in the fourth quarter of 2014 after being substantially shut in since July 2013 due to political unrest, higher production at Terra Nova as a result of a ten-week off-station maintenance program in the fourth quarter of 2013, and a recovery in share-based compensation expense in the fourth quarter of 2014.

After-Tax Share-Based Compensation (Recovery) Expense by Segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Oil Sands	(3)	14	64	37

Exploration and Production	—	6	11	31

Refining and Marketing	—	8	37	35

Corporate, Energy Trading and Eliminations	(4)	39	139	201

Total share-based compensation (recovery) expense	(7)	67	251	304

Cash Flow from Operations

Consolidated cash flow from operations was $1.492 billion for the fourth quarter of 2014 compared to $2.350 billion for the prior year quarter. Cash flow from operations was impacted by the same factors that affected operating earnings discussed above.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    11

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

	Average for three months ended December 31			Average for twelve months ended December 31
		2014	2013	2014	2013

WTI crude oil at Cushing	US$/bbl	73.15	97.45	93.00	97.95

ICE Brent crude oil at Sullom Voe	US$/bbl	77.00	109.35	99.50	108.75

Dated Brent/Maya crude oil FOB price differential	US$/bbl	10.05	20.05	13.70	11.65

MSW at Edmonton	Cdn$/bbl	67.05	89.05	86.10	93.90

WCS at Hardisty	US$/bbl	58.90	65.25	73.60	72.75

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	14.25	32.20	19.40	25.20

Condensate at Edmonton	US$/bbl	70.55	94.20	92.95	101.70

Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.60	3.50	4.50	3.15

Alberta Power Pool Price	Cdn$/MWh	30.55	48.40	49.65	79.95

New York Harbor 3-2-1 crack(1)	US$/bbl	16.15	19.60	19.65	23.90

Chicago 3-2-1 crack(1)	US$/bbl	14.40	12.00	17.40	21.40

Portland 3-2-1 crack(1)	US$/bbl	12.45	15.35	20.15	24.00

Gulf Coast 3-2-1 crack(1)	US$/bbl	10.15	13.45	16.50	20.55

Exchange rate	US$/Cdn$	0.88	0.95	0.91	0.97

Exchange rate (end of period)	US$/Cdn$	0.86	0.94	0.86	0.94

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Price realizations in the fourth quarter of 2014 for sweet SCO were negatively impacted by a lower price for WTI of US$73.15/bbl, compared to US$97.45/bbl in the prior year quarter. This was partially offset by a lower discount relative to WTI. The decrease in the sweet SCO discount to WTI was driven by the expectation of linefill requirements for Enbridge's Line 9 and lower supply due to unplanned upgrader maintenance at Syncrude.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by various crude benchmarks including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton and WCS at Hardisty decreased in the fourth quarter of 2014 to $67.05/bbl and US$58.90/bbl, respectively, compared to $89.05/bbl and US$65.25/bbl, respectively, in the prior year quarter, resulting in lower price realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. Brent crude pricing decreased over the prior year quarter and averaged US$77.00/bbl compared to US$109.35/bbl in the prior year quarter.

Natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $3.60/mcf in the fourth quarter of 2014, from $3.50/mcf in the prior year quarter.

12   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

3-2-1 crack spreads are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates, and by light/heavy crude differentials. More complex refineries can earn greater refining margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on first-in, first-out (FIFO) inventory accounting, where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration, and refined products sales markets unique to that refinery. Benchmark crack spreads had a positive impact on refineries in Western North America while refineries in Eastern North America were negatively impacted by lower East Coast benchmark crack spreads.

Excess electricity produced in Suncor's In Situ business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $30.55/MWh in the fourth quarter of 2014 from $48.40/MWh in the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. In the fourth quarter of 2014, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to 0.88 from 0.95 in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the fourth quarter of 2014 and partially offset declining benchmark crude prices.

Suncor also has assets and liabilities, notably most of the company's debt, which are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Gross revenues	2 838	3 437	14 561	13 089

Less: Royalties	(107)	(201)	(982)	(859)

Operating revenues, net of royalties	2 731	3 236	13 579	12 230

Net earnings	180	469	1 776	2 040

Adjusted for:

Income tax charge	—	—	54	—

Impairment of Joslyn mining project and other assets	—	—	941	—

Net impact of not proceeding with the Voyageur upgrader project	—	(69)	—	58

Operating earnings (loss)(1)	180	400	2 771	2 098

Oil Sands operations	182	351	2 696	1 870

Oil Sands ventures	(2)	49	75	228

Cash flow from operations(1)	875	1 110	5 400	4 556

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    13

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

Operating earnings for Oil Sands operations were $182 million, compared to $351 million in the prior year quarter. Operating earnings decreased primarily due to lower Oil Sands production resulting from unplanned maintenance activities and lower price realizations, partially offset by a decrease in Oil Sands mining and upgrading maintenance costs and lower royalty expenses.

Operating losses for Oil Sands ventures were $2 million, compared to operating earnings of $49 million in the prior year quarter, and decreased primarily due to lower price realizations and lower Syncrude production due to unplanned maintenance.

Production Volumes(1)

	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2014	2013	2014	2013

Upgraded product (SCO and diesel)	276.3	301.5	289.1	282.6

Non-upgraded bitumen	107.9	108.1	101.8	77.9

Oil Sands operations	384.2	409.6	390.9	360.5

Oil Sands ventures	35.1	36.9	31.0	32.0

Total	419.3	446.5	421.9	392.5

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process are approximately 78% of bitumen feedstock input.

Production volumes for Oil Sands operations decreased to an average of 384,200 bbls/d in the fourth quarter of 2014, compared to 409,600 bbls/d in the prior year quarter. The decrease was driven primarily by unplanned maintenance at Upgrader 2 and on certain utility assets impacting upgrading and extraction. This maintenance was completed by the end of the quarter. Both the current and prior year quarters were impacted by planned coker maintenance.

Suncor's share of Syncrude production decreased to 35,100 bbls/d in the fourth quarter of 2014 from 36,900 bbls/d in the prior year quarter, primarily due to unplanned maintenance associated with water treatment assets.

14   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Bitumen Production

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013

Oil Sands Base

Bitumen production (mbbls/d)	254.1	317.4	274.4	269.8

Bitumen ore mined (thousands of tonnes per day)	384.6	475.4	408.5	413.6

Bitumen ore grade quality (bbls/tonne)	0.66	0.67	0.67	0.65

In Situ

Bitumen production – Firebag (mbbls/d)	182.2	154.1	172.0	143.4

Bitumen production – MacKay River (mbbls/d)	28.7	28.3	27.0	28.5

Total In Situ bitumen production	210.9	182.4	199.0	171.9

Steam-to-oil ratio – Firebag	2.6	3.1	2.8	3.3

Steam-to-oil ratio – MacKay River	2.9	2.6	2.9	2.6

Oil Sands Base bitumen production from mining and extraction activities decreased to an average of 254,100 bbls/d in the fourth quarter of 2014 from 317,400 bbls/d in the prior year quarter, primarily as a result of unplanned maintenance on certain utility assets.

In Situ bitumen production increased to an average of 210,900 bbls/d in the fourth quarter of 2014, compared to 182,400 bbls/d in the prior year quarter. The increase was driven by strong Firebag production which achieved above nameplate capacity in the fourth quarter of 2014 due to the completion of Firebag ramp up. Production at MacKay River increased to 28,700 bbls/d in the fourth quarter of 2014 from 28,300 bbls/d in the prior year quarter due to additional production from the MacKay River debottleneck project, partially offset by planned maintenance.

Firebag's steam-to-oil ratio decreased to 2.6 from 3.1 in the prior year quarter, primarily due to strong infill well performance and optimized reservoir management strategies. The steam-to-oil ratio at MacKay River increased to 2.9 from 2.6 in the prior year quarter, primarily due to additional steam requirements for recently commissioned wells.

Sales Volumes and Mix

	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2014	2013	2014	2013

Oil Sands sales volumes

Sweet SCO	75.5	103.2	99.7	91.5

Diesel	31.2	27.5	30.7	23.5

Sour SCO	152.7	166.1	158.9	166.0

Upgraded product	259.4	296.8	289.3	281.0

Non-upgraded bitumen	110.2	115.0	101.4	76.0

Total	369.6	411.8	390.7	357.0

Sales volumes for Oil Sands operations decreased to an average of 369,600 bbls/d in the fourth quarter of 2014, down from 411,800 bbls/d in the prior year quarter. The decrease was a result of the same factors that led to the overall decrease in production volumes and an inventory build in the fourth quarter of 2014 compared to an inventory draw in the prior year quarter. Upgraded product sales were reduced by Upgrader 2 maintenance which also impacted SCO sales mix.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    15

Inventory

There was an inventory build in the fourth quarter of 2014 as production levels increased late in the quarter following the completion of planned and unplanned maintenance that began in the third quarter of 2014 and extended into the fourth quarter of 2014.

Price Realizations

Net of transportation costs, but before royalties	Three months ended December 31		Twelve months ended December 31
($/bbl)	2014	2013	2014	2013

Oil Sands operations

Sweet SCO and diesel	88.78	97.88	109.02	104.22

Sour SCO and bitumen	61.68	59.45	76.66	72.67

Crude sales basket (all products)	69.51	71.64	87.46	82.83

Crude sales basket, relative to WTI	(13.57)	(30.67)	(15.28)	(18.09)

Oil Sands ventures

Syncrude – sweet SCO	81.85	92.26	99.32	99.82

Syncrude, relative to WTI	(1.23)	(10.05)	(3.42)	(1.10)

Average price realizations for sales from Oil Sands operations decreased to $69.51/bbl in the fourth quarter of 2014 from $71.64/bbl in the prior year quarter, primarily due to the lower WTI benchmark price, partially offset by favourable exchange rates and narrowing crude differentials.

Royalties

Royalties for the Oil Sands segment were lower in the fourth quarter of 2014 than in the prior year quarter, primarily due to lower production and net audit recoveries.

Expenses and Other Factors

Operating, selling and general and transportation expenses for the fourth quarter of 2014 decreased from the prior year quarter primarily due to lower costs in upgrading maintenance and in mining operations as a result of decreased rental expenses. See the Cash Operating Costs Reconciliation section below for further details regarding cash operating costs and non-production costs for Oil Sands operations.

Transportation expense for the fourth quarter of 2014 was slightly lower than the prior year quarter, primarily due to decreased costs associated with lower sales volumes.

Financing expense and other income decreased in the fourth quarter of 2014, primarily due to the receipt of insurance proceeds and income from technology sales received in the prior year quarter.

DD&A expense for the fourth quarter of 2014 was higher in comparison to the same period of 2013, mainly due to a larger asset base primarily as a result of Firebag well pads and additional infill wells commissioned in 2014.

16   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Cash Operating Costs Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Operating, selling and general expense (OS&G)	1 476	1 643	6 042	5 852

Syncrude OS&G	(153)	(142)	(593)	(536)

Non-production costs(2)	(74)	(65)	(442)	(282)

Other(3)	(31)	(47)	(187)	(165)

Oil Sands cash operating costs	1 218	1 389	4 820	4 869

Oil Sands cash operating costs ($/bbl)	34.45	36.85	33.80	37.00

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(3)
Other includes the impacts of changes in inventory valuation, project start-up costs, and operating revenues associated with excess capacity, primarily with excess power from cogeneration units that are deducted from total cash operating costs.

Cash operating costs per barrel for Oil Sands operations in the fourth quarter of 2014 decreased to $34.45/bbl compared to $36.85/bbl in the prior year quarter, due to lower total cash operating costs partially offset by lower production volumes. Total cash operating costs decreased from the prior year, primarily due to decreased costs in maintenance and mining operations, partially offset by higher natural gas input costs.

In the fourth quarter of 2014, non-production costs which are excluded from cash operating costs were slightly higher than the prior year quarter. This was primarily due to higher expenses related to a gas swap arrangement involving a third-party processor, partially offset by a recovery in share-based compensation expense.

Other costs, which are also excluded from cash operating costs, decreased in the fourth quarter of 2014 compared to the prior year quarter, primarily due to lower offsetting power revenue as a result of lower power prices.

Oil Sands Operations Maintenance Activities

There are no major turnarounds scheduled for 2015. The company plans to complete routine maintenance on two coker units throughout the year. The impact of this maintenance has been reflected in the company's 2015 guidance.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    17

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Gross revenues	1 078	1 407	4 715	6 363

Less: Royalties	(203)	(172)	(672)	(1 146)

Operating revenues, net of royalties	875	1 235	4 043	5 217

Net earnings	198	(101)	653	1 000

Adjusted for:

Impairments (net of reversals), write-offs and provisions	—	563	297	563

Recognition of risk mitigation proceeds	—	(223)	—	(223)

Reserves redetermination	—	—	(32)	—

Gain on significant disposals	—	—	(61)	(130)

Operating earnings(1)	198	239	857	1 210

E&P Canada	85	118	502	643

E&P International	113	121	355	567

Cash flow from operations(1)	401	552	1 909	2 316

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

Exploration and Production operating earnings were $198 million in the fourth quarter of 2014, compared to $239 million in the prior year quarter. Operating earnings of $85 million for E&P Canada decreased from $118 million in the prior year quarter, primarily due to lower price realizations, partially offset by higher production at Terra Nova. Operating earnings of $113 million in the fourth quarter of 2014 for E&P International decreased from $121 million in the prior year quarter, primarily due to lower price realizations and lower production at Buzzard, partially offset by higher earnings from Libya.

18   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Production Volumes

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013

E&P Canada

Terra Nova (mbbls/d)	24.0	5.6	17.3	14.2

Hibernia (mbbls/d)	20.8	25.8	23.1	27.1

White Rose (mbbls/d)	13.3	14.9	14.6	14.9

North America Onshore (mboe/d)	2.4	4.5	3.6	37.3

	60.5	50.8	58.6	93.5

E&P International

Buzzard (mboe/d)	54.0	59.8	47.1	55.8

Golden Eagle (mboe/d)	2.2	—	0.6	—

Libya (mbbls/d)	21.6	1.0	6.7	20.6

	77.8	60.8	54.4	76.4

Total Production (mboe/d)	138.3	111.6	113.0	169.9

Production mix (liquids/gas) (%)	97/3	96/4	97/3	80/20

For E&P Canada, production averaged 60,500 boe/d in the fourth quarter of 2014, compared to 50,800 boe/d in the prior year quarter. The increase was primarily due to a ten-week off-station maintenance program at the Terra Nova facility that was completed in the prior year quarter, partially offset by natural declines at Hibernia.

For E&P International, production averaged 77,800 boe/d in the fourth quarter of 2014, compared to 60,800 boe/d in the prior year quarter. The increase in production was primarily due to the temporary production from Libya after the Libya National Oil Company (NOC) removed force majeure in July on oil exports from terminals used by Suncor. However, further political unrest in December 2014 has resulted in the NOC declaring force majeure on oil exports from these terminals once again, resulting in the company's operations being substantially shut in at year end. The timing of a return to normal production levels remains uncertain. E&P International production in the U.K. North Sea was impacted by lower production at Buzzard due to natural declines, partially offset by the start-up of production from Golden Eagle.

Price Realizations

	Three months ended December 31		Twelve months ended December 31
Net of transportation costs, but before royalties	2014	2013	2014	2013

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	78.51	115.15	105.98	109.71

E&P Canada – Natural gas ($/mcfe)	3.42	3.65	4.49	3.42

E&P International ($/boe)	82.27	108.53	104.12	107.57

In the fourth quarter of 2014, price realizations for crude oil from E&P Canada and E&P International were lower than the prior year quarter, consistent with the decrease in benchmark prices for Brent crude, partially offset by favourable foreign exchange rates.

Royalties

Royalties for Exploration and Production were higher in the fourth quarter of 2014, compared with the prior year quarter, primarily due to higher production partially offset by lower price realizations.

Inventory

During the fourth quarter of 2014, there was a slight inventory build due to timing of shuttle tankers in East Coast Canada, compared to a large inventory draw in the prior year quarter.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    19

Expenses and Other Factors

Operating and transportation expenses decreased in the fourth quarter of 2014 compared to the prior year quarter, primarily due to lower expenses in North America Onshore following the sale of the Wilson Creek assets in the third quarter of 2014.

DD&A and exploration expenses were lower in the fourth quarter of 2014 in comparison to the prior year quarter, primarily due to lower depletion rates on the company's East Coast Canada assets and lower exploration expenses due to higher charges for non-commercial exploration wells in the prior year quarter.

Financing expense and other income was positively impacted by a gain in the fourth quarter of 2014 relating to a change in estimate of a provision for future commitments of unutilized capacity on certain natural gas pipelines, partially offset by foreign exchange losses.

Other Items

East Coast Exploration Rights

In the fourth quarter of 2014, Suncor was a successful joint bidder for exploration rights off the east coast of Newfoundland. The successful bids come with a commitment on exploration spending over the next six to nine years, with no significant spend planned in 2015.

Planned Maintenance on Operated Assets

A planned four-week maintenance event at Terra Nova has been scheduled for the second quarter of 2015. The impact of this maintenance has been reflected in the company's 2015 guidance.

20   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

REFINING AND MARKETING

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Operating revenues	6 056	6 545	26 627	26 658

Net earnings	173	458	1 692	2 022

Operating earnings(1)	173	458	1 692	2 022

Refining and Supply	78	418	1 385	1 758

Marketing	95	40	307	264

Cash flow from operations(1)	240	534	2 178	2 618

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this document.

Refining and Supply reported operating earnings of $78 million in the fourth quarter of 2014, compared to $418 million in the prior year quarter. The decrease was primarily due to the impacts of inventory revaluation in a declining crude price environment, less favourable inland crude price differentials, and a relatively small build of finished product inventory in comparison to the prior year quarter. This was partially offset by strong refining margins in Western North America relative to the benchmarks and favourable foreign exchange rates.

Marketing activities contributed $95 million to operating earnings in the fourth quarter of 2014, compared to $40 million in the prior year quarter. The increase was primarily due to strong retail and wholesale realized margins as a result of declining rack prices.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    21

Volumes

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013

Crude oil processed (mbbls/d)

Eastern North America	201.0	182.4	199.2	201.7

Western North America	239.8	236.6	228.3	229.6

Total	440.8	419.0	427.5	431.3

Refinery utilization(1)(2) (%)

Eastern North America	91	82	90	91

Western North America	100	99	95	96

Total	95	91	93	94

Refined product sales (mbbls/d)

Gasoline	247.4	251.4	235.6	247.4

Distillate	211.6	203.3	207.5	209.8

Other	89.2	73.5	88.6	85.7

Total	548.2	528.2	531.7	542.9

(1)
Effective January 1, 2014, the company increased the nameplate capacity of the Edmonton refinery from 140,000 bbls/d to 142,000 bbls/d. Prior quarter utilization rates have not been recalculated and reflect the lower nameplate capacity.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Refinery crude throughput increased in the fourth quarter of 2014, resulting in an average refinery utilization of 95%, compared to 91% in the prior year quarter. In Eastern North America, the average volumes of crude oil processed increased to 201,000 bbls/d in the fourth quarter of 2014 from 182,400 bbls/d in the prior year quarter. Both quarters were impacted by planned maintenance events at the Sarnia and Montreal refineries; however, the planned maintenance in the fourth quarter of 2014 had a smaller impact on throughput volumes although it did result in less favourable product yields. The average volumes of crude oil processed in Western North America increased slightly to 239,800 bbls/d in the fourth quarter of 2014 from 236,600 bbls/d in the prior year quarter due to unplanned maintenance in the fourth quarter of 2013.

Total sales increased to 548,200 bbls/d in the fourth quarter of 2014, compared to 528,200 bbls/d in the prior year quarter, primarily due to higher throughput volumes.

Prices and Margins

For Refining and Supply, refined product margins were lower in the fourth quarter of 2014 than in the prior year quarter and were impacted primarily by the following factors:

•
In the fourth quarter of 2014, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO(1) method, had a negative impact to net earnings and cash flow from operations of approximately $372 million after-tax, compared to a negative impact to net earnings of $142 million in the prior year quarter, for a total quarter-over-quarter impact of $230 million.

•
In the fourth quarter of 2014, inland crude differentials relative to WTI reached their lowest levels in recent years, resulting in a negative impact to refining margins.

•
Benchmark crack spreads had a positive impact on the company's refineries in Western North America while the company's refineries in Eastern North America were negatively impacted by lower East Coast benchmark crack spreads. Refinery margins were also positively impacted by strong price realizations relative to the benchmarks, and a weakening of the Canadian dollar in relation to the U.S. dollar.

Marketing margins from the fourth quarter of 2014 were higher than margins in the prior year quarter, primarily due to higher retail and wholesale margins, partially offset by lower lubricant margins.

(1)
LIFO is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

22   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Expenses and Other Factors

Operating and transportation expenses were slightly higher in the fourth quarter of 2014 compared to the prior year quarter, primarily due to higher environmental expenses related to a reclamation provision. DD&A expense increased in the fourth quarter of 2014 due to asset additions related to planned maintenance events completed since the prior year quarter.

Planned Maintenance

The company has scheduled planned maintenance events at the Commerce City refinery in the first quarter of 2015 with an expected duration of four weeks. The Edmonton refinery has a five-week planned maintenance event in the second quarter of 2015. The Sarnia refinery has a two-week planned maintenance event in the second quarter of 2015. The Montreal refinery has a one-week planned maintenance event in the third quarter of 2015 as well as a three-week planned maintenance event in the fourth quarter of 2015. The impact of this maintenance has been reflected in the company's 2015 guidance.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended December 31		Twelve months ended December 31

($ millions)	2014	2013	2014	2013

Net loss	(467)	(383)	(1 422)	(1 151)

Adjusted for:

Unrealized foreign exchange loss on U.S. dollar denominated debt	302	259	722	521

Operating loss(1)	(165)	(124)	(700)	(630)

Renewable Energy	15	22	78	72

Energy Trading	(13)	(5)	66	116

Corporate	(222)	(174)	(850)	(785)

Eliminations	55	33	6	(33)

Cash flow (used in) from operations(1)	(24)	154	(429)	(78)

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

Renewable Energy

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013

Power generation marketed (gigawatt hours)	122	128	411	430

Ethanol production (millions of litres)	109	107	412	415

Renewable Energy had operating earnings of $15 million in the fourth quarter of 2014, as compared to $22 million in the prior year quarter. The decrease was due primarily to a narrowing of the margins in the ethanol business, driven by lower by-product revenues, and lower earnings in the wind business due to decreased wind power production combined with lower Alberta power prices. During the fourth quarter of 2014, the company completed construction of the Adelaide wind farm.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    23

Energy Trading

Energy Trading had an operating loss of $13 million in the quarter, compared to an operating loss of $5 million in the prior year quarter. This increase in operating loss was due primarily to trading losses in the company's U.S. crude trading strategies partially offset by higher gains in the natural gas trading strategies.

Corporate

The Corporate operating loss was $222 million for the fourth quarter of 2014, compared with an operating loss of $174 million for the prior year period. The increase in operating loss was primarily due to larger foreign exchange losses on working capital as a result of the strengthening U.S. dollar, partially offset by a recovery in share-based compensation expense in the fourth quarter of 2014 compared to an expense in the prior year quarter. The company capitalized $107 million of its borrowing costs in the fourth quarter of 2014 as part of the cost of major development assets and construction projects in progress, compared to $98 million in the prior year quarter.

Eliminations

Eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Supply. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the fourth quarter of 2014, the company realized $55 million of after-tax intersegment profit, compared to $33 million of profit realized in the prior year quarter.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Oil Sands	954	890	3 826	4 311

Exploration and Production	449	390	1 819	1 483

Refining and Marketing	379	445	1 021	890

Corporate, Energy Trading and Eliminations	118	48	295	93

Total capital and exploration expenditures	1 900	1 773	6 961	6 777

Less: capitalized interest on debt	(107)	(98)	(431)	(397)

	1 793	1 675	6 530	6 380

Capital and Exploration Expenditures by Type(1)(2)(3)

	Three months ended December 31, 2014			Twelve months ended December 31, 2014
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	463	423	886	2 012	1 529	3 541

Oil Sands Base	265	26	291	997	166	1 163

In Situ	153	13	166	746	128	874

Oil Sands Ventures	45	384	429	269	1 235	1 504

Exploration and Production	16	398	414	73	1 612	1 685

Refining and Marketing	291	84	375	797	212	1 009

Corporate, Energy Trading and Eliminations	53	65	118	132	163	295

	823	970	1 793	3 014	3 516	6 530

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

24   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

In the fourth quarter of 2014, total capital and exploration expenditures were $1.793 billion (excluding capitalized interest). Activity in the fourth quarter of 2014 included the following:

Oil Sands

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $291 million in the fourth quarter of 2014, of which $265 million and $26 million were directed towards sustaining and growth activities, respectively. Sustaining capital expenditures were directed towards planned maintenance and a number of reliability and sustainment projects across the operations.

In Situ

In Situ capital and exploration expenditures were $166 million, of which $153 million and $13 million were directed towards sustaining and growth activities, respectively. Sustaining capital was directed towards ongoing design, engineering, procurement and construction of new well pads that are expected to maintain existing production levels at Firebag and MacKay River as production from existing well pads decline. Growth spending related to the completion of well pads for the MacKay River facility debottlenecking project.

Oil Sands Ventures

Oil Sands ventures capital and exploration expenditures were $429 million, of which $384 million was directed to growth capital and $45 million was directed to sustaining capital. Growth capital expenditures included the continued ramp up of spending for the Fort Hills project on detailed engineering, procurement of long-lead items and field construction activities. Construction activities are on schedule and approximately 20% complete. Key activities during the quarter included substantial completion of foundations for the ore processing and primary extraction areas.

Sustaining capital consisted of Suncor's share of capital expenditures for the Syncrude joint venture and included expenditures for a centrifuge to process mature fine tailings.

Exploration and Production

Exploration and Production capital and exploration expenditures were $414 million, with the majority of the spending directed towards growth capital, including the Golden Eagle and Hebron projects. At Hebron, construction continued on the gravity-based structure and topsides, with the project expected to achieve first oil in 2017.

The company has multiple field extension projects underway, which leverage existing facilities and infrastructure. Following the completion of subsea installation for the Hibernia Southern Extension Unit (HSEU) in 2013, drilling activities continued in the fourth quarter of 2014 and water injection commenced in November 2014 with production expected to ramp up in the last half of 2015. First oil is expected at the South White Rose Extension (SWRX) project in the second quarter of 2015. The HSEU and SWRX projects are expected to provide incremental production and extend the productive life of the existing fields. A sanction decision for the White Rose Extension Project has been deferred by the co-owners in light of the current crude price environment.

Refining and Marketing

Refining and Marketing capital expenditures of $375 million related primarily to the ongoing sustainment of operations and completion of planned maintenance activities at the Montreal and Sarnia refineries. Growth spending included work that was completed in the fourth quarter of 2014 to modify the hydrocracking unit. These modifications are expected to improve overall production yields at the refinery.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    25

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended December 31
	2014	2013

Return on Capital Employed(1) (%)

Excluding major projects in progress	8.6	11.5

Including major projects in progress	7.5	9.9

Net debt to cash flow from operations(2) (times)	0.9	0.7

Interest coverage on long-term debt (times)

Earnings basis(3)	6.6	9.5

Cash flow from operations basis(2)(4)	15.5	16.8

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this document.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Available Sources of Liquidity

Cash and cash equivalents increased to $5.495 billion during the twelve months of 2014 from $5.202 billion at December 31, 2013, primarily due to cash flow from operations and debt issuances in the fourth quarter, partially offset by capital and exploration expenditures, share repurchases, dividends, as well as a debt repayment in the fourth quarter.

As at December 31, 2014, the weighted average term to maturity of the short-term investment portfolio was approximately 44 days.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels. During the fourth quarter of 2014, Suncor issued $750 million of 3.10% senior unsecured Medium Term Notes maturing on November 26, 2021 and US$750 million of 3.6% senior unsecured notes maturing on December 1, 2024.

Unutilized lines of credit at December 31, 2014 were $4.275 billion, compared to $4.536 billion at December 31, 2013.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2014, total debt to total debt plus shareholders' equity was 24% (December 31, 2013 – 22%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	December 31 2014	December 31 2013

Short-term debt	806	798

Current portion of long-term debt	34	457

Long-term debt	12 489	10 203

Total debt	13 329	11 458

Less: Cash and cash equivalents	5 495	5 202

Net debt	7 834	6 256

Shareholders' equity	41 603	41 180

Total debt plus shareholders' equity	54 932	52 638

Total debt to total debt plus shareholders' equity (%)	24	22

26   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Change in Net Debt

	Three and twelve months ended December 31, 2014
($ millions)	Q4	YTD

Net debt – start of period	6 573	6 256

Increase in net debt	1 261	1 578

Net debt – December 31, 2014	7 834	7 834

Decrease (increase) in net debt

Cash flow from operations	1 492	9 058

Capital and exploration expenditures and other investments	(1 916)	(7 025)

Proceeds from disposal of assets	14	224

Acquisitions	—	(121)

Dividends less proceeds from exercise of share options	(395)	(1 243)

Repurchase of common shares	(493)	(1 671)

Change in non-cash working capital	373	(63)

Foreign exchange on cash, debt and other balances	(336)	(737)

	(1 261)	(1 578)

Share Repurchases

On August 5, 2014, Suncor renewed its normal course issuer bid to continue to purchase shares under its previously announced buyback program (the 2014 NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2014 NCIB, Suncor may purchase for cancellation up to approximately $1.1 billion worth of its common shares between August 5, 2014 and August 4, 2015 and has agreed that it will not purchase more than 44,045,388 common shares, which was equal to approximately 3% of Suncor's issued and outstanding common shares at the time of program renewal.

Further repurchases under the program have been suspended in response to the lower crude price environment.

Since commencing its share buyback program in 2011, Suncor has purchased 155.5 million common shares for a total return to shareholders of $5.297 billion.

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2014	2013	2014	2013

Share repurchase activities (thousands of common shares)	13 116	14 933	42 027	49 492

Share repurchase cost	493	550	1 671	1 675

Weighted average repurchase price per share (dollars per share)	37.63	36.83	39.67	33.84

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of its 2013 annual MD&A. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures. During the twelve months ended December 31, 2014, Suncor increased its commitments by approximately $1.4 billion in exploratory drilling commitments and commitments in support of the company's market access strategy, including activities to expand its storage and logistics network. The contract terms for the majority of these commitments range between two and ten years, with payments commencing as early as the first quarter of 2015.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    27

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events – such as the maintenance that occurred in Oil Sands in the second quarter of 2013 and at many Exploration and Production assets in the third quarter of 2014 – and unplanned maintenance outages, such as the one that occurred at Upgrader 2 in the second quarter of 2013. Trends in Suncor's quarterly earnings and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013

Total production (mboe/d)

Oil Sands	419.3	441.1	403.1	424.4	446.5	423.6	309.4	389.0

Exploration and Production	138.3	78.2	115.3	120.9	111.6	171.4	190.7	207.1

	557.6	519.3	518.4	545.3	558.1	595.0	500.1	596.1

Revenues and other income

Operating revenues, net of royalties	8 899	10 175	10 446	10 342	9 814	10 288	9 648	9 843

Other income	192	98	203	135	380	85	66	173

	9 091	10 273	10 649	10 477	10 194	10 373	9 714	10 016

Net earnings	84	919	211	1 485	443	1 694	680	1 094

per common share – basic (dollars)	0.06	0.63	0.14	1.01	0.30	1.13	0.45	0.72

per common share – diluted (dollars)	0.06	0.62	0.14	1.01	0.30	1.13	0.45	0.71

Operating earnings(1)	386	1 306	1 135	1 793	973	1 426	934	1 367

per common share – basic(1) (dollars)	0.27	0.89	0.77	1.22	0.66	0.95	0.62	0.90

Cash flow from operations(1)	1 492	2 280	2 406	2 880	2 350	2 528	2 250	2 284

per common share – basic(1) (dollars)	1.03	1.56	1.64	1.96	1.58	1.69	1.49	1.50

ROCE(1) (%) for the twelve months ended	8.6	9.4	10.1	12.6	11.5	8.6	8.1	7.1

Common share information (dollars)

Dividend per common share	0.28	0.28	0.23	0.23	0.20	0.20	0.20	0.13

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	36.90	40.53	45.50	38.61	37.24	36.83	31.00	30.44

New York Stock Exchange (US$)	31.78	36.15	42.63	34.96	35.05	35.78	29.49	30.01

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document. ROCE excludes capitalized costs related to major projects in progress.

28   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013

WTI crude oil at Cushing	US$/bbl	73.15	97.20	103.00	98.70	97.45	105.85	94.20	94.35

ICE Brent crude oil at Sullom Voe	US$/bbl	77.00	103.40	109.75	107.80	109.35	109.70	103.35	112.65

Dated Brent/Maya FOB price differential	US$/bbl	10.05	12.50	13.85	18.45	20.05	10.35	5.50	10.60

MSW at Edmonton	Cdn$/bbl	67.05	89.50	97.10	90.70	89.05	105.25	92.90	88.45

WCS at Hardisty	US$/bbl	58.90	77.00	82.95	75.55	65.25	88.35	75.05	62.40

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	14.25	20.20	20.05	23.15	32.20	17.50	19.15	31.95

Condensate at Edmonton	US$/bbl	70.55	93.45	105.15	102.65	94.20	103.80	103.30	107.20

Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.60	4.00	4.65	5.70	3.50	2.40	3.50	3.20

Alberta Power Pool Price	Cdn$/MWh	30.55	63.90	42.30	61.75	48.40	83.90	123.35	64.10

New York Harbor 3-2-1 crack(1)	US$/bbl	16.15	20.50	21.55	20.40	19.60	19.25	25.60	31.20

Chicago 3-2-1 crack(1)	US$/bbl	14.40	17.50	19.40	18.35	12.00	15.80	30.70	27.10

Portland 3-2-1 crack(1)	US$/bbl	12.45	24.60	26.10	17.40	15.35	19.60	30.60	30.55

Gulf Coast 3-2-1 crack(1)	US$/bbl	10.15	19.10	19.55	17.15	13.45	15.95	23.95	28.80

Exchange rate	US$/Cdn$	0.88	0.92	0.92	0.91	0.95	0.96	0.98	0.99

Exchange rate (end of period)	US$/Cdn$	0.86	0.89	0.94	0.90	0.94	0.97	0.95	0.98

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

8. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in notes 3 and 5, respectively, to the audited Consolidated Financial Statements for the year ended December 31, 2013.

Adoption of New Accounting Standards

Effective January 1, 2014, the company retrospectively adopted International Financial Reporting Interpretation Committee (IFRIC) 21 Levies which clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, and that a liability should not be recognized before the specified minimum threshold to trigger that liability is reached. This interpretation is applicable to the recognition of royalty provisions, and did not have an impact to the company's consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2013 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2013 annual MD&A.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    29

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2013, note 11 to the unaudited interim Consolidated Financial Statements for the three and twelve months ended December 31, 2014, and the Financial Condition and Liquidity section of Suncor's 2013 annual MD&A.

Income Tax Update

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR including tax, penalty and interest was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. During the quarter:

•
The company has received NORs related to the derivative contracts from Quebec and Ontario for approximately $42 million and $100 million, respectively. The Alberta NOR (approximately $124 million) was received in the first quarter of 2015.

•
The company has provided security to the CRA and the Provinces of Quebec and Ontario for approximately $610 million.

•
The company has filed Notices of Objection with the CRA and the Provinces of Quebec and Ontario.

•
The company also filed a Notice of Appeal with the Tax Court of Canada.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

Corporate Guidance

In response to a declining crude price outlook, Suncor issued an update to its 2015 corporate guidance. Suncor's press release dated January 13, 2015, which is also available on www.suncor.com and www.sedar.com, provides further details and advisories regarding this update to its corporate guidance.

30   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this document – namely operating earnings, ROCE, cash flow from operations, free cash flow, Oil Sands cash operating costs, and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information section of this document.

Bridge Analyses of Operating Earnings

Throughout this document, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in particular sections of this document. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Volumes and Mix is calculated based on production volumes and mix for the Oil Sands and Exploration and Production segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties includes royalties in Libya that represent the difference between gross revenue, which is based on the company's working-interest share of production, and the net revenue attributable to Suncor under the terms of the respective contracts.

•
The factor for Inventory reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory factor in a bridge analysis permits the company to present the factor for Volumes and Mix based on production volumes, rather than based on sales volumes.

•
The factor for Operating and Transportation Expense includes project start-up costs, OS&G expense (adjusted for impacts of changes in inventory), and transportation expense.

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates, and other income tax adjustments.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    31

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended December 31 ($ millions, except as noted)		2014	2013

Adjustments to net earnings

Net earnings		2 699	3 911

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		722	521

Net interest expense		229	228

	A	3 650	4 660

Capital employed – beginning of twelve-month period

Net debt		6 256	6 639

Shareholders' equity		41 180	39 215

		47 436	45 854

Capital employed – end of twelve-month period

Net debt		7 834	6 256

Shareholders' equity		41 603	41 180

		49 437	47 436

Average capital employed	B	48 797	46 981

ROCE – including major projects in progress (%)	A/B	7.5	9.9

Average capitalized costs related to major projects in progress	C	6 203	6 502

ROCE – excluding major projects in progress (%)	A/(B-C)	8.6	11.5

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, and the timing of cash flows related to accounts receivable and accounts payable, which management believes reduces comparability between periods.

Cash flow from operations in this document for the twelve-month ended periods are the sum of the cash flow from operations for the particular quarter ended December 31 and each of the three preceding quarters. Cash flow from operations for each quarter are separately defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective MD&A for the applicable quarter, and this document for the fourth quarter of 2014.

32   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Net earnings (loss)	180	469	198	(101)	173	458	(467)	(383)	84	443

Adjustments for:

Depreciation, depletion, amortization and impairment	709	680	297	915	162	149	32	31	1 200	1 775

Deferred income taxes	84	35	(83)	—	(10)	(84)	60	41	51	(8)

Accretion of liabilities	34	30	11	10	2	2	—	2	47	44

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	352	304	352	304

Change in fair value of derivative contracts	(32)	1	(2)	1	(68)	2	(54)	154	(156)	158

Gain on disposal of assets	—	—	—	—	(10)	(3)	—	—	(10)	(3)

Share-based compensation	(5)	17	(1)	7	(2)	10	(4)	47	(12)	81

Exploration expenses	—	—	8	23	—	—	—	—	8	23

Settlement of decommissioning and restoration liabilities	(70)	(75)	(3)	1	(10)	(7)	—	—	(83)	(81)

Other	(25)	(47)	(24)	(304)	3	7	57	(42)	11	(386)

Cash flow from (used in) operations	875	1 110	401	552	240	534	(24)	154	1 492	2 350

Decrease (increase) in non-cash working capital	1 542	(963)	137	91	317	340	(1 473)	518	523	(14)

Cash flow provided by (used in) operating activities	2 417	147	538	643	557	874	(1 497)	672	2 015	2 336

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    33

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Net earnings (loss)	1 776	2 040	653	1 000	1 692	2 022	(1 422)	(1 151)	2 699	3 911

Adjustments for:

Depreciation, depletion, amortization and impairment	4 035	2 439	1 349	1 804	635	530	121	119	6 140	4 892

Deferred income taxes	(139)	358	(115)	(130)	(43)	64	73	90	(224)	382

Accretion of liabilities	140	114	44	60	7	6	7	12	198	192

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	–	—	—	839	605	839	605

Change in fair value of derivative contracts	(34)	—	—	—	(82)	1	(154)	94	(270)	95

Loss (gain) on disposal of assets	3	—	(82)	(130)	(11)	(7)	—	—	(90)	(137)

Share-based compensation	22	7	8	28	4	19	72	160	106	214

Exploration expenses	—	—	104	82	—	—	—	—	104	82

Settlement of decommissioning and restoration liabilities	(324)	(388)	(20)	(15)	(20)	(20)	—	—	(364)	(423)

Other	(79)	(14)	(32)	(383)	(4)	3	35	(7)	(80)	(401)

Cash flow from (used in) operations	5 400	4 556	1 909	2 316	2 178	2 618	(429)	(78)	9 058	9 412

(Increase) decrease in non-cash working capital	1 252	1 225	201	656	(278)	566	(1 297)	(1 759)	(122)	688

Cash flow provided by (used in) operating activities	6 652	5 781	2 110	2 972	1 900	3 184	(1 726)	(1 837)	8 936	10 100

Free Cash Flow

Free cash flow is a non-GAAP financial measure that is calculated by deducting capital and exploration expenditures for the twelve-month period from cash flow from operations for the same period. Free cash flow reflects cash available for distribution to shareholders and to fund financing activities. Management uses free cash flow to measure financial performance and liquidity.

Twelve months ended December 31
($ millions)	2014	2013

Cash flow from operations	9 058	9 412

Less: Capital and exploration expenditures	6 961	6 777

Free Cash Flow	2 097	2 635

34   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project start-up costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document. Management uses cash operating costs to measure Oil Sands operating performance on a production barrel basis.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this document:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

GJ	gigajoule

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day

MW	megawatts
MWh	megawatts per hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom

$ or Cdn$	Canadian dollars
US$	United States dollars
Financial and Business Environment

Q4	Three months ended December 31
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange
YTD	Year to date
ICE	Intercontinental Exchange

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    35

11. FORWARD-LOOKING INFORMATION

The document contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future" and similar expressions.

Forward-looking statements in the document include references to:

The anticipated duration and impact of planned maintenance events, including:

•
Routine maintenance on two coker units at Oil Sands throughout 2015;

•
A planned four-week maintenance event at Terra Nova scheduled for the second quarter of 2015; and

•
Maintenance in Refining and Marketing, including planned maintenance events at the Commerce City refinery in the first quarter of 2015 with a duration of four weeks, a five-week planned maintenance event in the second quarter of 2015 at the Edmonton refinery, a two-week planned maintenance event in the second quarter of 2015 in Sarnia, and a one-week planned maintenance event in the third quarter of 2015 as well as a three-week planned maintenance event in the fourth quarter of 2015 in Montreal.

Suncor's expectations about capital expenditures, and growth and other projects, including:

•
Suncor's plans to spend within its means during the commodity price downturn and the expectation of a further reduction of Oil Sands cash operating costs;

•
The expectation of improvements to overall refinery yields as a result of modifications to the hydrocracking unit at the Montreal refinery completed in the fourth quarter;

•
Suncor's plans to reduce operating expenses by $600 million to $800 million over two years;

•
Suncor's budget and expectations around spend (anticipated to be between $6.2 to $6.8 billion) and projects for 2015, including in Oil Sands operations, where projects are expected to be directed towards safety, environmental and reliability performance, in Oil Sands Ventures, where project activities are anticipated to focus on completion of detailed engineering and continued ramp up of procurement and construction across all areas of Fort Hills, and in relation to Exploration and Production, where growth capital is anticipated to be concentrated on the Hebron, Golden Eagle and East Coast Canada extension projects;

•
Suncor will continue to evaluate exploration opportunities in East Coast Canada, Norway and the U.K.;

•
Fort Hills, which is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor's operations, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity being reached within twelve months thereafter;

•
Golden Eagle, which is anticipated to ramp up to its peak production rate of approximately 18,000 boe/d (net) during 2015 as development drilling activities continue. The project is expected to offset the natural declines in the company's Exploration and Production assets;

•
Hebron, which remains on target for first oil in 2017;

•
Following the completion of subsea installation for the Hibernia Southern Extension Unit (HSEU) in 2013, drilling activities continued in the fourth quarter of 2014 and water injection commenced in November 2014 with production expected to ramp up in the last half of 2015;

36   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

•
The HSEU and SWRX projects, which are expected to provide incremental production and extend the productive life of the existing fields, and in the case of the SWRX project, drilling is expected to continue in 2015, with first oil anticipated in the second quarter of 2015.

Also:

•
The belief of Suncor management that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
The company's position in respect of the NOR received from the CRA regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts that it will be able to successfully defend its original filing position and it will take the appropriate actions to resolve this matter. In October, the company received NORs from Quebec and Ontario for approximately $42 million and $100 million, respectively. The company has provided security to the CRA and the Provinces of Quebec and Ontario for approximately $610 million. The CRA and the Provinces retain the right to request the company post cash instead of security. The company received a NOR from Alberta in the first quarter of 2015 for approximately $124 million.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest and that operations in Syria continue to be impacted by sanctions and political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    37

facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the NORs received by Suncor from the CRA, Ontario, Alberta and Quebec, relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result; or (ii) Suncor may be required to post cash instead of security in relation to the NORs; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this document, including under the heading Risk Factors, and the company's 2013 AIF dated February 28, 2014 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

38   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Revenues and Other Income

Operating revenues, net of royalties (note 3)	8 899	9 814	39 862	39 593

Other income (note 4)	192	380	628	704

	9 091	10 194	40 490	40 297

Expenses

Purchases of crude oil and products	4 434	4 192	17 426	17 293

Operating, selling and general	2 346	2 525	9 749	9 462

Transportation	251	272	879	845

Depreciation, depletion, amortization and impairment (note 5)	1 200	1 775	6 140	4 892

Exploration	53	75	367	322

Gain on disposal of assets (note 14)	(10)	(3)	(90)	(137)

Voyageur upgrader project charges (note 13)	—	(94)	—	82

Financing expenses (note 8)	545	453	1 429	1 162

	8 819	9 195	35 900	33 921

Earnings before Income Taxes	272	999	4 590	6 376

Income Taxes

Current	137	564	2 115	2 083

Deferred	51	(8)	(224)	382

	188	556	1 891	2 465

Net Earnings	84	443	2 699	3 911

Other Comprehensive Income

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	97	189	304	325

Unrealized gain on assets available for sale, net of income taxes of $13 (note 15)	—	—	85	—

Items that will not be reclassified to earnings

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes	78	226	(144)	579

Other Comprehensive Income	175	415	245	904

Total Comprehensive Income	259	858	2 944	4 815

Per Common Share (dollars) (note 10)

Net earnings – basic	0.06	0.30	1.84	2.61

Net earnings – diluted	0.06	0.30	1.84	2.60

Cash dividends	0.28	0.20	1.02	0.73

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    39

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	Dec 31 2014	Dec 31 2013

Assets

Current assets

Cash and cash equivalents	5 495	5 202

Accounts receivable	4 275	5 254

Inventories	3 466	3 944

Income taxes receivable	680	294

Total current assets	13 916	14 694

Property, plant and equipment, net	59 800	57 270

Exploration and evaluation	2 248	2 772

Other assets	598	422

Goodwill and other intangible assets	3 083	3 092

Deferred income taxes	26	65

Total assets	79 671	78 315

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	806	798

Current portion of long-term debt	34	457

Accounts payable and accrued liabilities	5 704	7 090

Current portion of provisions	752	998

Income taxes payable	1 058	1 263

Total current liabilities	8 354	10 606

Long-term debt	12 489	10 203

Other long-term liabilities	1 787	1 464

Provisions	4 895	4 078

Deferred income taxes	10 543	10 784

Shareholders' equity	41 603	41 180

Total liabilities and shareholders' equity	79 671	78 315

See accompanying notes to the interim consolidated financial statements.

40   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Operating Activities

Net earnings	84	443	2 699	3 911

Adjustments for:

Depreciation, depletion, amortization and impairment	1 200	1 775	6 140	4 892

Deferred income taxes	51	(8)	(224)	382

Accretion	47	44	198	192

Unrealized foreign exchange loss on U.S. dollar denominated debt	352	304	839	605

Change in fair value of derivative contracts	(156)	158	(270)	95

Gain on disposal of assets	(10)	(3)	(90)	(137)

Share-based compensation	(12)	81	106	214

Exploration	8	23	104	82

Settlement of decommissioning and restoration liabilities	(83)	(81)	(364)	(423)

Other	11	(386)	(80)	(401)

Decrease (increase) in non-cash working capital	523	(14)	(122)	688

Cash flow provided by operating activities	2 015	2 336	8 936	10 100

Investing Activities

Capital and exploration expenditures	(1 900)	(1 773)	(6 961)	(6 777)

Acquisitions (note 12)	—	—	(121)	(515)

Proceeds from disposal of assets	14	33	224	943

Divestiture of pipeline contract	—	(76)	—	(76)

Other investments	(16)	(3)	(64)	(18)

(Increase) decrease in non-cash working capital	(150)	94	59	(90)

Cash flow used in investing activities	(2 052)	(1 725)	(6 863)	(6 533)

Financing Activities

Net change in debt	(67)	17	(81)	138

Repayment of long-term debt	(452)	—	(452)	(312)

Issuance of long-term debt	1 575	—	1 575	—

Issuance of common shares under share option plans	10	32	247	112

Purchase of common shares for cancellation (note 7)	(493)	(550)	(1 671)	(1 675)

Dividends paid on common shares	(405)	(297)	(1 490)	(1 095)

Cash flow provided by (used in) financing activities	168	(798)	(1 872)	(2 832)

Increase (decrease) in Cash and Cash Equivalents	131	(187)	201	735

Effect of foreign exchange on cash and cash equivalents	13	49	92	82

Cash and cash equivalents at beginning of period	5 351	5 340	5 202	4 385

Cash and Cash Equivalents at End of Period	5 495	5 202	5 495	5 202

Supplementary Cash Flow Information

Interest paid	313	290	752	711

Income taxes paid	425	256	2 697	1 339

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    41

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2012	19 945	579	(210)	18 901	39 215	1 523 057

Net earnings	—	—	—	3 911	3 911	—

Foreign currency translation adjustment	—	—	325	—	325	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $201	—	—	—	579	579	—

Total comprehensive income	—	—	325	4 490	4 815	—

Issued under share option plans	159	(32)	—	—	127	4 750

Issued under dividend reinvestment plan	28	—	—	(28)	—	—

Purchase of common shares for cancellation	(648)	—	—	(1 027)	(1 675)	(49 492)

Change in liability for share purchase commitment	(89)	—	—	(169)	(258)	—

Share-based compensation	—	51	—	—	51	—

Dividends paid on common shares	—	—	—	(1 095)	(1 095)	—

At December 31, 2013	19 395	598	115	21 072	41 180	1 478 315

Net earnings	—	—	—	2 699	2 699	—

Foreign currency translation adjustment	—	—	304	—	304	—

Unrealized gain on assets available for sale, net of income taxes of $13	—	—	85	—	85	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $56	—	—	—	(144)	(144)	—

Total comprehensive income	—	—	389	2 555	2 944	—

Issued under share option plans	323	(31)	—	—	292	7 831

Issued under dividend reinvestment plan	38	—	—	(38)	—	—

Purchase of common shares for cancellation (note 7)	(553)	—	—	(1 118)	(1 671)	(42 027)

Change in liability for share purchase commitment	108	—	—	198	306	—

Share-based compensation	—	42	—	—	42	—

Dividends paid on common shares	—	—	—	(1 490)	(1 490)	—

At December 31, 2014	19 311	609	504	21 179	41 603	1 444 119

See accompanying notes to the interim consolidated financial statements.

42   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2013.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at February 3, 2015, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2013. The company retrospectively adopted International Financial Reporting Interpretation Committee 21 Levies (IFRIC 21) effective January 1, 2014.

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, and that a liability should not be recognized before the specified minimum threshold to trigger that liability is reached. This interpretation is applicable to the recognition of royalty provisions, and did not have an impact to the company's consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2013.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    43

 3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Revenues and Other Income

Gross revenues	2 154	2 382	1 020	1 257	6 017	6 522	18	26	9 209	10 187

Intersegment revenues	684	1 055	58	150	39	23	(781)	(1 228)	—	—

Less: Royalties	(107)	(201)	(203)	(172)	—	—	—	—	(310)	(373)

Operating revenues, net of royalties	2 731	3 236	875	1 235	6 056	6 545	(763)	(1 202)	8 899	9 814

Other income (expenses)	74	54	33	310	97	11	(12)	5	192	380

	2 805	3 290	908	1 545	6 153	6 556	(775)	(1 197)	9 091	10 194

Expenses

Purchases of crude oil and products	145	199	56	159	5 085	5 109	(852)	(1 275)	4 434	4 192

Operating, selling and general	1 476	1 643	126	136	614	608	130	138	2 346	2 525

Transportation	162	181	24	30	76	71	(11)	(10)	251	272

Depreciation, depletion, amortization and impairment	709	680	297	915	162	149	32	31	1 200	1 775

Exploration	14	19	39	56	—	—	—	—	53	75

Gain on disposal of assets	—	—	—	—	(10)	(3)	—	—	(10)	(3)

Voyageur upgrader project charges	—	(94)	—	—	—	—	—	—	—	(94)

Financing expenses (income)	40	37	28	7	(2)	3	479	406	545	453

	2 546	2 665	570	1303	5 925	5937	(222)	(710)	8 819	9 195

Earnings (Loss) before Income Taxes	259	625	338	242	228	619	(553)	(487)	272	999

Income Taxes

Current	(5)	121	223	343	65	245	(146)	(145)	137	564

Deferred	84	35	(83)	—	(10)	(84)	60	41	51	(8)

	79	156	140	343	55	161	(86)	(104)	188	556

Net Earnings (Loss)	180	469	198	(101)	173	458	(467)	(383)	84	443

Capital and Exploration Expenditures	954	890	449	390	379	445	118	48	1 900	1 773

44   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Revenues and Other Income

Gross revenues	10 658	9 063	4 290	5 931	26 482	26 495	86	109	41 516	41 598

Intersegment revenues	3 903	4 026	425	432	145	163	(4 473)	(4 621)	—	—

Less: Royalties	(982)	(859)	(672)	(1 146)	—	—	—	—	(1 654)	(2 005)

Operating revenues, net of royalties	13 579	12 230	4 043	5 217	26 627	26 658	(4 387)	(4 512)	39 862	39 593

Other income	115	64	217	381	151	22	145	237	628	704

	13 694	12 294	4 260	5 598	26 778	26 680	(4 242)	(4 275)	40 490	40 297

Expenses

Purchases of crude oil and products	355	460	459	568	21 093	20 807	(4 481)	(4 542)	17 426	17 293

Operating, selling and general	6 042	5 852	558	676	2 447	2 307	702	627	9 749	9 462

Transportation	541	482	90	127	290	278	(42)	(42)	879	845

Depreciation, depletion, amortization and impairment	4 035	2 439	1 349	1 804	635	530	121	119	6 140	4 892

Exploration	96	115	271	207	—	—	—	—	367	322

Loss (Gain) on disposal of assets	3	—	(82)	(130)	(11)	(7)	—	—	(90)	(137)

Voyageur upgrader project charges	—	82	—	—	—	—	—	—	—	82

Financing expenses	153	135	72	33	—	5	1 204	989	1 429	1 162

	11 225	9 565	2 717	3 285	24 454	23 920	(2 496)	(2 849)	35 900	33 921

Earnings (Loss) before Income Taxes	2 469	2 729	1 543	2 313	2 324	2 760	(1 746)	(1 426)	4 590	6 376

Income Taxes

Current	832	331	1 005	1 443	675	674	(397)	(365)	2 115	2 083

Deferred	(139)	358	(115)	(130)	(43)	64	73	90	(224)	382

	693	689	890	1 313	632	738	(324)	(275)	1 891	2 465

Net Earnings (Loss)	1 776	2 040	653	1 000	1 692	2 022	(1 422)	(1151)	2 699	3 911

Capital and Exploration Expenditures	3 826	4 311	1 819	1 483	1 021	890	295	93	6 961	6 777

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    45

 4. OTHER INCOME

Other income consists of the following:

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Energy trading activities

Change in fair value of contracts	69	(47)	173	176

(Losses) gains on inventory valuation	(87)	41	(61)	15

Risk management activities(1)	143	(1)	176	(18)

Risk mitigation and insurance proceeds	21	334	21	342

Reserves redetermination(2)	—	—	145	—

Investment and interest income	12	28	90	85

Renewable energy grants	9	10	34	47

Change in value of pipeline commitments and other	25	15	50	57

	192	380	628	704

(1)
Includes fair value adjustments related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments.

(2)
Other income of $145 million ($32 million after-tax) is for the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

5. ASSET IMPAIRMENT

Oil Sands

Joslyn Mining Project

During the second quarter of 2014, the company recognized an after-tax impairment charge of $718 million related to the company's interest in the project, charged against Property, Plant and Equipment ($318 million) and Exploration and Evaluation assets ($400 million).

Total E&P Canada Ltd. (Total E&P), the operator of the Joslyn mining project, together with the company and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the project development plan. As a result of the company's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, the company performed an impairment test using a fair value less cost of disposal methodology, with a discounted cash flow approach, based on the latest estimate of lease-wide contingent resources and a risk-adjusted discount rate of 9% (Level 3 fair value inputs). Relevant market transactions were also considered. The calculation of the recoverable amount is sensitive to the likelihood and timing of expected first oil, discount rate and capital construction costs.

The company re-assessed the Joslyn mining project and noted no impairment indicators as at December 31, 2014. At December 31, 2014, the carrying value of the Joslyn mining project assets was $400 million.

Other

In the second quarter of 2014, the company recognized an after-tax impairment charge of $223 million following a review of repurpose options for assets that have been constructed for projects that have since been cancelled or deferred. The impairment included certain Oil Sands assets, including a pipeline and related compressor, as well as steam generator components, as management does not anticipate using these assets.

Exploration and Production

Libya

During the second quarter of 2014, as a result of shut-in production due to the closure of certain Libyan export terminals and the company's production plans for the remaining term of the Exploration and Production Sharing Agreements, the company performed an impairment test on its Libyan assets using a fair value less cost of disposal methodology. This

46   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

resulted in the company recognizing an after-tax impairment charge of $297 million related to its Libyan assets, charged against Property, Plant and Equipment ($129 million) and Exploration and Evaluation assets ($168 million).

An expected cash flow approach was used based on 2013 year-end reserves data updated for current price forecasts and the current production plans, with three scenarios representing i) resumption of operations in six months, ii) resumption of operations in 18 months, and iii) suspension of all activity at the end of 2015. The first two scenarios were equally weighted at 45% each and the final scenario was assigned a weighting of 10%. All scenarios were present valued using a risk-adjusted discount rate of 17%, and an average price of approximately US$103.00/bbl through 2016-2021 escalated at an average of 2% per year thereafter (Level 3 fair value inputs). The calculation of the recoverable amount was sensitive to the discount rate and prices. A 2% increase in discount rate and 5% decrease in price each would have increased the after-tax impairment charge by approximately $65 million.

As a result of the current price environment and recent developments in the country, the Libyan assets were reassessed for impairment at December 31, 2014. The impairment test used an expected cash flow approach based on 2014 year-end reserves data and the company's production and cash flow expectations for the remaining term of the Exploration and Production Sharing Agreements. Based on the updated analysis, no further impairment was required. At December 31, 2014, the remaining carrying value of the company's net assets in Libya was $375 million.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense.

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Equity-settled plans	8	9	42	51

Cash-settled plans	(19)	79	266	341

	(11)	88	308	392

7. NORMAL COURSE ISSUER BID

On August 5, 2014, Suncor renewed its normal course issuer bid to continue to purchase shares under its previously announced buyback program (the 2014 NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2014 NCIB, Suncor may purchase for cancellation up to approximately $1.1 billion worth of its common shares between August 5, 2014 and August 4, 2015 and has agreed that it will not purchase more than 44,045,388 common shares, which was equal to approximately 3% of Suncor's issued and outstanding common shares at the time of the program renewal.

Further repurchases under the program have been suspended in response to the lower crude price environment.

The following table summarizes the share repurchase activities during the period:

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2014	2013	2014	2013

Share repurchase activities (thousands of common shares)
Shares repurchased	13 116	14 933	42 027	49 492

Amounts charged to

Share capital	171	196	553	648

Retained earnings	322	354	1 118	1 027

Share repurchase cost	493	550	1 671	1 675

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    47

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	Dec 31 2014	Dec 31 2013

Amounts charged to

Share capital	—	108

Retained earnings	—	198

Liability for share purchase commitment	—	306

8. FINANCING EXPENSES

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Interest on debt	196	178	739	703

Capitalized interest	(107)	(98)	(431)	(397)

Interest expense	89	80	308	306

Interest on pension and other post-retirement benefits	14	17	55	68

Accretion	47	44	198	192

Foreign exchange loss on U.S. dollar denominated debt	352	304	839	605

Foreign exchange and other	43	8	29	(9)

	545	453	1 429	1 162

9. INCOME TAXES

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR including tax, penalty and interest was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. During the quarter:

•
The company has received NORs related to the derivative contracts from Quebec and Ontario for approximately $42 million and $100 million, respectively. The Alberta NOR (approximately $124 million) was received in the first quarter of 2015.

•
The company has provided security to the CRA and the Provinces of Quebec and Ontario for approximately $610 million.

•
The company has filed Notices of Objection with the CRA and the Provinces of Quebec and Ontario.

•
The company also filed a Notice of Appeal with the Tax Court of Canada.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

48   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

 10. EARNINGS PER COMMON SHARE

	Three months ended December 31		Twelve months ended December 31
($ millions)	2014	2013	2014	2013

Net earnings	84	443	2 699	3 911

Dilutive impact of accounting for awards as equity-settled(1)	(9)	—	—	—

Net earnings – diluted	75	443	2 699	3 911

(millions of common shares)

Weighted average number of common shares	1 448	1 484	1 462	1 501

Dilutive securities:

Effect of share options	2	2	3	1

Weighted average number of diluted common shares	1 450	1 486	1 465	1 502

(dollars per common share)

Basic earnings per share	0.06	0.30	1.84	2.61

Diluted earnings per share	0.06	0.30	1.84	2.60

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three months ended December 31, 2014.

11. FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at December 31, 2014.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Energy Trading

Accounts receivable	154	57	—	211

Accounts payable	(5)	(69)	—	(74)

Risk Management

Accounts payable	—	(7)	—	(7)

Assets Held for Sale

Other assets	—	183	—	183

	149	164	—	313

During the fourth quarter of 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

The company uses forward starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. A total of $100 million of future fixed rate term debt issuances have been executed as at December 31, 2014.

Other assets relate to the company's investment in Pioneer Energy. As a result of the third-party agreement to sell the company's share of its assets of Pioneer Energy, Suncor increased the fair value of its investment in Pioneer Energy by $98 million to $183 million in the third quarter of 2014 based on the agreed upon selling price.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    49

At December 31, 2014, the carrying value of fixed-term debt accounted for under amortized cost was $11.5 billion (December 31, 2013 – $9.6 billion) and the fair value was $13.5 billion (December 31, 2013 – $11.2 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

During the fourth quarter of 2014, Suncor issued $750 million of 3.10% senior unsecured Medium Term Notes maturing on November 26, 2021 and US$750 million of 3.6% senior unsecured notes maturing on December 1, 2024.

12. ACQUISITION

On July 17, 2014, the company completed a business combination of a sulphur recovery facility in its Refining and Marketing segment.

The purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. Upon finalization, adjustments to the initial estimates may be required.

The aggregate consideration for this business combination was allocated as follows:

($ millions)

Total purchase price	121

Preliminary allocation of purchase price:

Property, plant and equipment	161

Net working capital	(1)

Deferred tax liabilities	(39)

Net assets acquired	121

All acquisition and transaction costs for this asset acquisition were expensed.

13. VOYAGEUR UPGRADER PROJECT

Effective March 27, 2013, the company acquired Total E&P's interest in Voyageur Upgrader Limited Partnership (VULP) for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Allocation of purchase price:

Property, plant and equipment	374

Deferred income taxes	312

Decommissioning and restoration provisions	(81)

Contracts and liabilities acquired	(90)

Net assets acquired	515

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk-adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

50   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate and management's anticipated use of the area in the future.

Following the acquisition, the company announced that it was not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by the company and its co-owner, Total E&P, in response to a change in market conditions that challenged the economics of the project. As a result, a charge of $176 million was recorded to net earnings during the first quarter of 2013 related to not proceeding with the upgrading portion of the project. In the fourth quarter of 2013, an adjustment of $94 million was recorded to reduce the previously estimated costs, resulting in a net charge of $82 million for 2013.

14. NATURAL GAS DISPOSITIONS

During the third quarter of 2014, the company sold its Wilson Creek assets in central Alberta for $168.5 million before closing adjustments and other closing costs, with an effective date of July 1, 2014 and a closing date of September 30, 2014. The sale of these assets resulted in an after-tax gain of $61 million in the Exploration and Production segment.

During the third quarter of 2013, the company sold a significant portion of its natural gas business for $1.0 billion before closing adjustments and other closing costs. An after-tax gain of $130 million was recorded in the Exploration and Production segment upon closing of the sale.

15. PIONEER DISPOSITION

During the third quarter of 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell the assets of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company, as a 50% owner of Pioneer Energy, will receive $182.5 million before closing adjustments for its share of the assets and liabilities. The transaction is expected to close in the first half of 2015 and is subject to closing conditions including regulatory approval under the Competition Act. An unrealized fair value adjustment resulted in an $85 million after-tax increase to Other Comprehensive Income during the third quarter of 2014.

16. PROVISIONS

For the twelve months ended December 31, 2014, there was a net increase in provisions of $571 million, primarily due to an $863 million increase in the decommissioning and restoration provision mainly as a result of additional disturbances and increases to estimates, partially offset by a $171 million settlement with the Government of Alberta concerning several outstanding issues under the Royalty Amending Agreements.

17. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

For the twelve months ended December 31, 2014, a net after-tax actuarial loss of $144 million was recorded based on the most recent actuarial re measurement of the company's pension and other post-retirement benefit plans. A corresponding increase was recorded in Other Long-Term Liabilities.

18. COMMITMENTS

During the twelve months ended December 31, 2014, the company increased its commitments by approximately $1.4 billion in support of the company's market access strategy, activities to expand its storage and logistics network, and drilling exploration activities.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    51

QUARTERLY FINANCIAL SUMMARY
(unaudited)

	For the Quarter Ended					Twelve months ended
($ millions, except per share amounts)	Dec 31 2014	Sept 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013	Dec 31 2014	Dec 31 2013

Revenues and other income	9 091	10 273	10 649	10 477	10 194	40 490	40 297

Net earnings (loss)

Oil Sands	180	773	(76)	899	469	1 776	2 040

Exploration and Production	198	198	(37)	294	(101)	653	1 000

Refining and Marketing	173	426	306	787	458	1 692	2 022

Corporate, Energy Trading and Eliminations	(467)	(478)	18	(495)	(383)	(1 422)	(1 151)

	84	919	211	1 485	443	2 699	3 911

Operating earnings (loss)(A)

Oil Sands	180	827	865	899	400	2 771	2 098

Exploration and Production	198	137	228	294	239	857	1 210

Refining and Marketing	173	426	306	787	458	1 692	2 022

Corporate, Energy Trading and Eliminations	(165)	(84)	(264)	(187)	(124)	(700)	(630)

	386	1 306	1 135	1 793	973	4 620	4 700

Cash flow from (used in) operations(A)

Oil Sands	875	1 511	1 545	1 469	1 110	5 400	4 556

Exploration and Production	401	379	529	600	552	1 909	2 316

Refining and Marketing	240	503	505	930	534	2 178	2 618

Corporate, Energy Trading and Eliminations	(24)	(113)	(173)	(119)	154	(429)	(78)

	1 492	2 280	2 406	2 880	2 350	9 058	9 412

Per common share

Net earnings

– basic	0.06	0.63	0.14	1.01	0.30	1.84	2.61

– diluted	0.06	0.62	0.14	1.01	0.30	1.84	2.60

Operating earnings – basic	0.27	0.89	0.77	1.22	0.66	3.15	3.13

Cash dividends – basic	0.28	0.28	0.23	0.23	0.20	1.02	0.73

Cash flow from operations – basic	1.03	1.56	1.64	1.96	1.58	6.19	6.27

	For the Twelve Months Ended
	Dec 31 2014	Sept 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013

Return on capital employed(A)

– excluding major projects in progress (%)	8.6	9.4	10.1	12.6	11.5

– including major projects in progress (%)	7.5	8.2	8.8	10.9	9.9

(A)
Non-GAAP financial measures – see accompanying footnotes and definitions to the quarterly operating summaries.

52   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

QUARTERLY OPERATING SUMMARY
(unaudited)

	Three months ended					Twelve months ended
Oil Sands	Dec 31 2014	Sept 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013	Dec 31 2014	Dec 31 2013

Total Production (mbbls/d)	419.3	441.1	403.1	424.4	446.5	421.9	392.5

Oil Sands operations

Production volumes (mbbls/d)

Upgraded product (sweet SCO, sour SCO & diesel)	276.3	292.5	276.2	312.2	301.5	289.1	282.6

Non-upgraded bitumen	107.9	119.2	102.6	77.1	108.1	101.8	77.9

Oil Sands operations production	384.2	411.7	378.8	389.3	409.6	390.9	360.5

Bitumen production (mbbls/d)

Mining	254.1	296.9	256.1	290.6	317.4	274.4	269.8

In Situ – Firebag	182.2	170.9	172.4	164.1	154.1	172.0	143.4

In Situ – MacKay River	28.7	28.2	27.4	23.0	28.3	27.0	28.5

Total bitumen production	465.0	496.0	455.9	477.7	499.8	473.4	441.7

Sales (mbbls/d)

Light sweet crude oil	75.5	93.1	107.7	123.0	103.2	99.7	91.5

Diesel	31.2	34.7	25.1	31.7	27.5	30.7	23.5

Light sour crude oil	152.7	175.3	139.9	167.8	166.1	158.9	166.0

Upgraded product (SCO and diesel)	259.4	303.1	272.7	322.5	296.8	289.3	281.0

Non-upgraded bitumen	110.2	116.9	107.4	70.3	115.0	101.4	76.0

Total sales	369.6	420.0	380.1	392.8	411.8	390.7	357.0

Average sales price(1) ($/bbl)

Sweet SCO and diesel	88.78	109.13	118.36	115.11	97.88	109.02	104.22

Sour SCO and bitumen	61.68	81.28	84.41	79.62	59.45	76.66	72.67

Average	69.51	89.38	96.40	93.63	71.64	87.46	82.83

Cash operating costs(2) ($/bbl)

Cash costs	31.15	28.10	30.05	30.65	33.90	30.00	34.10

Natural gas	3.30	3.00	4.05	4.95	2.95	3.80	2.90

	34.45	31.10	34.10	35.60	36.85	33.80	37.00

Cash operating costs – In Situ bitumen production only(2) ($/bbl)

Cash costs	8.85	9.45	11.15	11.50	12.05	10.20	11.35

Natural gas	5.20	5.80	6.65	8.40	5.45	6.45	5.15

	14.05	15.25	17.80	19.90	17.50	16.65	16.50

Syncrude

Production (mbbls/d)	35.1	29.4	24.3	35.1	36.9	31.0	32.0

Average sales price(1) ($/bbl)	81.85	102.21	111.89	105.93	92.26	99.32	99.82

Cash operating costs(2) ($/bbl)*

Cash costs	42.85	42.20	61.65	44.25	38.20	46.75	41.75

Natural gas	1.85	2.20	2.80	2.75	1.45	2.40	1.45

	44.70	44.40	64.45	47.00	39.65	49.15	43.20

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    53

QUARTERLY OPERATING SUMMARY (continued)
 (unaudited)

	Three months ended					Twelve months ended
Exploration and Production	Dec 31 2014	Sept 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013	Dec 31 2014	Dec 31 2013

Total Production (mboe/d)	138.3	78.2	115.3	120.9	111.6	113.0	169.9

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	24.0	11.9	15.2	18.2	5.6	17.3	14.2

Hibernia (mbbls/d)	20.8	22.3	24.2	25.2	25.8	23.1	27.1

White Rose (mbbls/d)	13.3	12.6	16.1	16.5	14.9	14.6	14.9

North America Onshore

Natural gas liquids and crude oil (mbbls/d)	0.1	0.8	1.1	1.2	1.6	0.8	5.3

Natural gas (mmcf/d)	14	14	21	18	17	17	192

	60.5	49.9	60.1	64.2	50.8	58.6	93.5

Exploration and Production International

Buzzard (mboe/d)	54.0	24.2	54.3	56.5	59.8	47.1	55.8

Golden Eagle (mboe/d)	2.2	—	—	—	—	0.6	—

Libya (mbbls/d)	21.6	4.1	0.9	0.2	1.0	6.7	20.6

	77.8	28.3	55.2	56.7	60.8	54.4	76.4

Netbacks

East Coast Canada ($/bbl)

Average price realized	80.42	112.68	122.04	121.53	118.83	108.21	114.25

Royalties	(14.52)	(31.71)	(34.78)	(34.41)	(32.77)	(25.97)	(28.16)

Transportation costs	(1.91)	(2.27)	(1.60)	(1.91)	(2.35)	(1.97)	(1.86)

Operating costs	(14.66)	(13.74)	(12.28)	(10.14)	(15.90)	(13.11)	(11.21)

Operating netback	49.33	64.96	73.38	75.07	67.81	67.16	73.02

Buzzard ($/boe)

Average price realized	84.87	109.67	116.43	114.40	111.43	106.96	109.95

Transportation costs	(2.60)	(3.18)	(2.80)	(2.85)	(2.90)	(2.84)	(2.51)

Operating costs	(4.47)	(14.74)	(5.73)	(5.77)	(4.94)	(6.42)	(5.94)

Operating netback	77.80	91.75	107.90	105.78	103.59	97.70	101.50

See accompanying footnotes and definitions to the quarterly operating summaries.

54   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

QUARTERLY OPERATING SUMMARY (continued)
 (unaudited)

	Three months ended					Twelve months ended
Refining and Marketing	Dec 31 2014	Sept 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013	Dec 31 2014	Dec 31 2013

Refined product sales (mbbls/d)	548.2	542.4	515.9	515.3	528.2	531.7	542.9

Crude oil processed (mbbls/d)	440.8	435.7	391.1	442.0	419.0	427.5	431.3

Utilization of refining capacity (%) **	95	94	85	96	91	93	94

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	120.8	122.1	120.9	118.5	120.1	117.0	116.0

Distillate	84.9	81.7	76.4	84.8	81.6	107.2	89.1

Total transportation fuel sales	205.7	203.8	197.3	203.3	201.7	224.2	205.1

Petrochemicals	13.0	11.1	12.0	12.3	12.8	12.1	12.6

Asphalt	13.3	17.8	13.1	10.2	14.9	13.6	16.2

Other	36.4	32.8	30.6	30.1	19.5	32.5	28.3

Total refined product sales	268.4	265.5	253.0	255.9	248.9	282.4	262.2

Crude oil supply and refining

Processed at refineries (mbbls/d)	201.0	199.9	185.5	210.3	182.4	199.2	201.7

Utilization of refining capacity (%)	91	90	84	95	82	90	91

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	126.6	128.3	123.6	112.2	131.3	118.6	131.4

Distillate	126.7	117.3	105.0	122.3	121.7	100.3	120.7

Total transportation fuel sales	253.3	245.6	228.6	234.5	253.0	218.9	252.1

Asphalt	10.6	8.8	9.7	8.7	11.8	10.6	11.8

Other	15.9	22.5	24.6	16.2	14.5	19.8	16.8

Total refined product sales	279.8	276.9	262.9	259.4	279.3	249.3	280.7

Crude oil supply and refining

Processed at refineries (mbbls/d)	239.8	235.8	205.6	231.7	236.6	228.3	229.6

Utilization of refining capacity (%)**	100	98	86	97	99	95	96

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2014 FOURTH QUARTER    55

QUARTERLY OPERATING SUMMARY (continued)

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings (loss), cash flow from (used in) operations, return on capital employed and Oil Sands cash operating costs – are not prescribed by GAAP. Suncor includes these financial measures because investors may use this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating earnings (loss) and Oil Sands cash operating costs for each quarter in 2014 and 2013 are each defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and/or Segment Results and Analysis sections of each respective quarterly Report to Shareholders issued in respect of the relevant quarter for 2014 and 2013 (Quarterly Report). Cash flow from (used in) operations and return on capital employed for each quarter in 2014 and 2013 are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in Suncor's Management's Discussion and Analysis contained in the 2013 Annual Report.

Definitions

(1)
Average sales price – This is calculated including the impact of hedging activities, before royalties (where applicable) and net of related transportation costs.

(2)
Cash operating costs – Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and including operating revenues associated with excess power from cogeneration units.

Explanatory Notes

*
Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing operations of each company as well as their respective accounting policy choices.

**
As of January 1, 2014, the Edmonton refinery's nameplate capacity increased to 142 mbbls/d. Comparative utilization percentages have not been restated.

Abbreviations

bbl	– barrel
mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day
SCO	– synthetic crude oil

Metric Conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels

56   SUNCOR ENERGY INC. 2014 FOURTH QUARTER

Suncor Energy Inc. 150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3 T: 403-296-8000 Suncor.com

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  EXHIBIT 99.1
Report to Shareholders for the fourth quarter ended December 31, 2014
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SEGMENTED INFORMATION
4. OTHER INCOME
5. ASSET IMPAIRMENT
6. SHARE-BASED COMPENSATION
7. NORMAL COURSE ISSUER BID
8. FINANCING EXPENSES
9. INCOME TAXES
10. EARNINGS PER COMMON SHARE
11. FINANCIAL INSTRUMENTS
12. ACQUISITION
13. VOYAGEUR UPGRADER PROJECT
14. NATURAL GAS DISPOSITIONS
15. PIONEER DISPOSITION
16. PROVISIONS
17. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
18. COMMITMENTS